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                                                     Filed by Center Trust, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                 and deemed filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

                                             Subject Company: Center Trust, Inc.
                                                     Commission File No. 1-12588


Center Trust Schedules Special Stockholder Meeting on January 15, 2003

MANHATTAN BEACH, CA. - December 9, 2002 - Center Trust, Inc. (NYSE: CTA - News). Center Trust announced that it has set Tuesday, December 10, 2002 as the record date for determining which Center Trust stockholders are entitled to vote at a special stockholder meeting to be held on Wednesday, January 15, 2003. Only Center Trust stockholders of record as of the close of business on December 10, 2002 will be entitled to vote at this special meeting. The purpose of the special meeting is to have Center Trust stockholders vote on the proposed merger involving Pan Pacific Retail Properties, Inc. (NYSE: PNP).

On November 5, 2002, Center Trust and Pan Pacific entered into a definitive agreement pursuant to which Pan Pacific will acquire Center Trust. The agreement provides for a merger in which each share of Center Trust common stock will be converted into the right to receive 0.218 newly issued shares of Pan Pacific common stock. The transaction is intended to qualify as a tax-free reorganization and has been unanimously approved by each company's board of directors.

About Center Trust

Center Trust, a fully integrated, self-managed real estate investment trust
(REIT), is a leading developer, owner and manager of retail shopping centers in the Western United States. Center Trust owns or controls a portfolio of 31 retail properties, comprised of 27 open-air, anchored shopping centers, 2 regional malls and 2 single tenant facilities, encompassing 7.4 million square feet.

About Pan Pacific

Pan Pacific is an equity REIT traded on the New York Stock Exchange under the symbol PNP. Pan Pacific is the largest neighborhood shopping center REIT on the West Coast. As of September 30, 2002, Pan Pacific's portfolio totaled 108 shopping centers, encompassing 16.0 million square feet of retail space, which was 97.1% leased to 2,539 retailers. The portfolio is diversified across five Western U.S. markets: Northern California, Southern California, Washington, Oregon and Nevada.

Pan Pacific focuses on creating long-term stockholder value by specializing in the acquisition, ownership and management of community and neighborhood shopping centers for everyday essentials. Pan Pacific's strategy is aimed at providing stockholders with long-term stable cash flow through maintaining a diverse portfolio and tenant base,


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balanced with consistent growth through implementing its acquisition and property management programs.

Pan Pacific is headquartered in Vista (San Diego) California, and has regional offices located in Sacramento, California; Kent, Washington; Portland, Oregon; and Las Vegas, Nevada.

For further information, please contact:
Elizabeth Saghi
EAS & Associates
(805) 884-0185
eas17@cox.net

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Pan Pacific has filed a registration statement with the Securities and Exchange
Commission in connection with the proposed Merger. The registration statement includes a proxy statement/prospectus that will be sent to Center Trust stockholders seeking their approval of the proposed Merger. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CENTER TRUST, PAN PACIFIC AND THE MERGER. The registration statement containing the proxy statement/prospectus and other documents may be obtained free of charge at the SEC's web site, www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained free of charge from Pan Pacific by directing a request to Pan Pacific at 1631 South Melrose Drive, Suite B, Vista, California 92083,
Attention: Carol Merriman; and from Center Trust by directing a request to Center Trust at 3500 Sepulveda Boulevard, Manhattan Beach, California 90266,
Attention: Stuart Gulland.


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